CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2023

	Amount	Percent
INCOME		
Sales	$ 928,185.00	100.00
TOTAL INCOME	928,185.00	100.00
COST OF GOODS SOLD		
Food	236,698.00	25.50
Alcohol	60,126.00	6.48
TOTAL COST OF GOODS SOLD	296,824.00	31.98
Gross Profit	631,361.00	68.02
EXPENSES		
Advertising	691.00	0.07
Bank charges	21,629.00	2.33
Cleaning	240.00	0.03
Customer supplies	19,303.00	2.08
Kitchen supplies	634.00	0.07
PDX Ice	4,285.00	0.46
Small tools and equipment	5,858.00	0.63
Repairs and maintenance	2,891.00	0.31
Printing	281.00	0.03
Laundry service	15,833.00	1.71
Licenses and fees	3,110.00	0.34
Depreciation expense	63,225.00	6.81
Amortization expense	2,889.00	0.31
Professional fees	4,279.00	0.46
Insurance	17,195.00	1.85
Interest Expense	1,700.58	0.18
Promotional	1,980.00	0.21
Wages	234,763.00	25.29
Payroll taxes	118,318.00	12.75
Rent	33,431.00	3.60
Rent - Equipment	16,440.00	1.77
Travel expense	3,076.00	0.33
Payroll fees	2,676.00	0.29
Utilities	17,747.00	1.91
Meals	6,306.00	0.68
Taxes - State	150.00	0.02

CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Year Ended December 31, 2023

	Amount	Percent
TOTAL EXPENSES	$ 598,930.58	64.53
Net Income (Loss)	$ 32,430.42	3.49

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
December 31, 2023

ASSETS

Current Assets		
Cash in Bank - checking	$ 31,104.09	
Total Current Assets		$ 31,104.09
Other Current Assets		
Inventory	38,235.00	
Total Other Current Assets		38,235.00
Fixed Assets		
Equipment	121,195.56	
Furniture	57,531.00	
Vehicle	74,127.72	
Improvements	65,361.00	
Accumulated Depreciation	(156,192.00)	
Total Fixed Assets		162,023.28
Other Assets		
Start up costs	32,500.00	
Accumulated amortization	(6,506.00)	
Total Other Assets		25,994.00
TOTAL ASSETS		$ 257,356.37

CARTER HENRY'S, LLC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY
December 31, 2023

Liabilities And Equity

Long Term Liabilities

Loan payable - Jeff Tinkham	$ 231,365.00	
Loan payable - 1500 Chevy PU	70,916.18	
SMBX Bond loan #1	66,320.00	
Total Long Term Liabilities		$ 368,601.18
TOTAL LIABILIITIES		368,601.18

EQUITY

Member Equity - Jeramie Mykisen	(18,966.00)	
Distributions - Mykisen	(100,236.52)	
Member Equity - Jeff Tinkham	586.41	
Distributions - Tinkham	(25,059.12)	
Profit and Loss	32,430.42	
TOTAL EQUITY		(111,244.81)
Total Liabilities And Equity		$ 257,356.37

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

TWELVE MONTHS ENDED DECEMBER 31, 2023

	2023
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 32,430.42
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	66,114.00
(Increase) decrease in:	
Accounts receivable	-
Inventory	(6,735.00)
Increase (decrease) in:	
Distributions paid	(125,295.64)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(33,486.22)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of equipment	(74,127.28)
Disposition of equipment	0.00
NET CASH USED BY INVESTING ACTIVITIES	(74,127.28)

CARTER HENRY'S LLC

STATEMENTS OF CASH FLOWS

TWELVE MONTHS ENDED DECEMBER 31, 2023

	2023
CASH FLOWS FROM FINANCING ACTIVITIES	
Loan payable - Chevy PU	70,916.18
SMBX Bond	66,320.00
Note payable - Jeff Tinkham	(12,010.00)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	125,226.18
NET INCREASE (DECREASE) IN CASH	17,612.68
CASH AT BEGINNING OF PERIOD	13,491.85
CASH AT END OF PERIOD	$ 31,104.54